Exhibit 99.2

Paris, July 29, 2010

EPS growth in Q2 2010

	Q2 2010	Change on a reported basis	Change at constant exchange rates	H1 2010	Change on a reported basis	Change at constant exchange rates
Net sales	€7,783m	+4.6%	-1.2%	€15,168m	+4.3%	+2.2%
Business net income[1]	€2,478m	+7.6%	+4.1%	€4,905m	+8.6%	+10.0%
Business EPS[1]	€1.90	+8.0%	+4.5%	€3.76	+8.7%	+10.1%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. A first-half 2010 consolidated income statement is provided in Appendix 7. A reconciliation of business net income to consolidated net income is provided in Appendix 6. Consolidated net income for H1 2010 was €3,421 million, compared with €2,637 million for H1 2009. Consolidated earnings per share for H1 2010 was €2.62 versus €2.02 for H1 2009.

Commenting on the Group’s performance in Q2 2010, sanofi-aventis Chief Executive Officer Christopher A. Viehbacher said, “I’m pleased with the Group’s quarterly performance in an environment impacted by the U.S. healthcare reform, price cuts in Europe and continued competition from generics. During this quarter, we also received U.S. approval for Jevtana®. Our objective to enhance innovation in R&D is on track, thanks to both internal transformations and numerous partnerships and acquisitions. While continuing to strengthen its growth platforms and maintaining a rigorous approach to cost control, the Group reiterates its 2013 objectives as announced in July 2009 despite the recent U.S. approval of a generic of Lovenox®.”

Resilient sales2 and EPS growth in Q2 2010

•	Strong growth was achieved in Emerging Markets[3] (+12.8%), driven by BRIC-M (+30.6%)

•	Diabetes division sales were up 10.6%, driven by Lantus® and Apidra®

•	Vaccines sales reached €748 million, a decrease of 1.3%

•	Double digit increase for CHC (+15.7% organic growth and +65.4% including acquisitions)

•	Multaq® sales reached €39 million in Q2

•	Overall sales were resilient (-1.2% or +4.6% on a reported basis), despite the impact of generic competition for Eloxatin® and Allegra® D-12 in the U.S. and Plavix® in Europe

•	Cost savings led to a decrease in R&D and SG&A expenses at CER and are expected to reach more than €1bn by 2010 at CER compared with 2008 cost base

•	Business EPS[1] grew 8.0% in Q2 2010 on a reported basis and increased 4.5% at CER

Steady rebuild of R&D pipeline

•

New R&D organization in place. Phase III data expected to be announced in H2 2010 for Temusi® (Critical Limb Ischemia), lixisenatide (Diabetes), teriflunomide (Multiple Sclerosis) and aflibercept (Oncology)

•	Oncology division: the acquisition of TargeGen and the partnership with Ascenta strengthened the pipeline; while FDA approval of Jevtana® was granted

•	Diabetes division: collaboration with Metabolex provided access to a promising GPR119 agonist

•	Early stage partnerships with Vivalis in Vaccines and with Regulus Therapeutics for microRNA therapeutics

2010 guidance

•

Sanofi-aventis expects business EPS[1] for the year 2010 to be flat to minus 4% versus 2009 [4], at constant exchange rates, barring major unforeseen adverse events. This guidance takes into account the recent approval of a generic of Lovenox® in the U.S. It also incorporates the financial impact of U.S. healthcare reform and recent EU price cuts.

(1)	See Appendix 10 for definitions of financial indicators; (2) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10 for a definition); (3) See definition on page 7; (4) 2009 business EPS of €6.61; see Appendix 10 for a definition.

Sanofi-aventis www.sanofi-aventis.com Media Relations: (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

2010 second-quarter and first-half net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the second quarter of 2010, sanofi-aventis generated net sales of €7,783 million, up 4.6% on a reported basis. Exchange rate movements had a favorable effect of 5.8 percentage points, mainly due to the weaker Euro versus the U.S. dollar, Brazilian Real, Japanese Yen, Australian dollar and Canadian dollar. At constant exchange rates, and including changes in structure (primarily the consolidation of Chattem), net sales decreased by 1.2%. Excluding changes in structure and at constant exchange rates, second-quarter net sales declined 2.5%.

In the first half of 2010, the Group posted net sales of €15,168 million, an increase of 4.3% on a reported basis. Exchange rate movements had a favorable effect of 2.1 percentage points, largely reflecting the appreciation of the Brazilian Real, Australian dollar and Canadian dollar against the Euro. At constant exchange rates, and after taking into account changes in structure (in particular the consolidation of Zentiva, Chattem, Oenobiol, Shantha and Medley), net sales rose by 2.2%. Excluding changes in structure and at constant exchange rates, first-half net sales decreased by 0.3%.

Pharmaceuticals

Due to double digit sales growth of the Diabetes division and strong performances from Consumer Health Care and Generics, second-quarter net sales for the Pharmaceuticals business declined by only 1.2% to €7,035 million despite generics competition to Plavix® in Europe and Eloxatin® in the U.S. First-half net sales were stable (-0.1%) at €13,476 million.

Flagship products5

(millions of euros)	Q2 2010 net sales	Change at constant exchange rates	H1 2010 net sales	Change at constant exchange rates
Lantus®	926	+10.6%	1,716	+10.5%

Apidra®	44	+20.0%	83	+24.2%

Amaryl®	126	+9.3%	234	+11.1%

Insuman®	33	+3.1%	67	+1.5%

Total Diabetes	1,129	+10.6%	2,100	+10.8%

Lovenox®	866	+5.5%	1,635	+5.1%

Plavix®	538	-27.3%	1,073	-24.3%

Taxotere®	598	-2.7%	1,129	-0.5%

Aprovel®	338	+6.5%	665	+5.2%

Eloxatin®	94	-76.2%	160	-78.5%

Multaq®	39		63

In the second quarter, net sales of the Diabetes division were €1,129 million (+10.6%) driven by double-digit growth for Lantus® and Apidra®. Sales of Lantus®, the world’s leading insulin brand, reached €926 million, an increase of 10.6%. This was driven by strong growth in Emerging Markets6 (+21.0% to €133 million) as well as solid performance in the U.S (+9.9% to €573 million), despite the effects of U.S. Healthcare Reform. In Western Europe, sales rose moderately by 3.7% to €172 million. In the U.S., the contribution of SoloSTAR® to new prescriptions of Lantus® family products continued to improve, reaching 29.3% by end April (IMS NPA April 2010), an increase of 6.7 percentage points versus the comparable period of 2009.

The Group expects to launch our first blood glucose monitoring system resulting from the agreement with AgaMatrix in early 2011 in Europe and the U.S.

Second-quarter net sales of Apidra®, the rapid-acting insulin analog, grew by 20.0% to €44 million sustained by good performance in Western Europe.

[5]	See Appendix 2 for a geographical split of consolidated net sales by product.
[6]	World excluding North America (USA, Canada), Western Europe, Japan, Australia and New Zealand

On June 25, at the American Diabetes Association, the results from the RABBIT-2 Surgery study found that treatment with a basal-bolus regimen that included Lantus® once-daily and Apidra® before meals improved glycemic control and reduced hospital complications, compared to “sliding scale” insulin in general surgery patients with type 2 diabetes. Additionally, another study also highlighted at this Congress demonstrated that patients using Lantus® once-daily and Apidra® before meals reported improved patient outcomes and decreased glycemic variability versus premix analog insulin.

Lovenox® , the leading low molecular weight heparin on the market, reported second-quarter net sales of €866 million, up 5.5%. Emerging countries sales increased by 8.8% to €136 million and were driven by double digit growth in Latin America and Eastern Europe. In the first half of 2010, Lovenox® sales reached €1,635 million (+5.1%), 42% of which (€684 million, up 9.1%) was generated outside the U.S. Regulations for biosimilars requiring comparative studies for low molecular weight heparin exist in Europe and Australia. On July 23, 2010, the Company learned that the FDA had approved a generic enoxaparin ANDA. As a result of this ANDA approval, first half 2010 sales of Lovenox® in the United States should not be considered indicative of future U.S. sales. See “2010 Guidance”, infra, for additional information. The Company contests the basis of this approval and has commenced a lawsuit against the FDA seeking to reverse the FDA’s decision.

Net sales of Taxotere® were €598 million (-2.7%) in the second quarter and €1,129 (-0.5%) in the first half of 2010. In May 2010, marketing approval was granted in Europe for Taxotere® as an adjuvant treatment for early stage breast cancer without lymph node involvement.

Jevtana® (cabazitaxel), a new cancer agent, was approved on June 17 by the U.S. Food and Drug Administration following a priority review. The drug was launched in the U.S on July 19 for patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-based therapy. Jevtana® is the first and only therapy approved for these patients.

The impact of generic competition in the U.S led in the second quarter to a 90.4% decline in Eloxatin® U.S. sales (€29 million) and a 76.2% decline in total sales (€94 million). Following the settlement of the U.S. patent infringement suits related to certain generic versions of Eloxatin®, the defendant generic manufacturers ceased selling their unauthorized generic in the U.S. on June 30, 2010. On August 9, 2012, these generic manufacturers will be authorized to sell generic oxaliplatin products under a license, before expiry of the patents at issue.

Second-quarter net sales of Multaq®, the first anti-arrhythmic to demonstrate clinical benefit in reducing cardiovascular hospitalization in patients with non permanent atrial fibrillation, were €39 million, of which €31 million were generated in the U.S. In the first half, sales of Multaq® reached €63 million of which €51 million were generated in the U.S. Multaq is now available in 18 countries. During the second quarter, the product received a positive opinion from the Transparency Commission in France. Launches are expected in the second half in France, Italy and Spain. In May, the Group announced the initiation of a large trial, PALLAS, to assess the potential clinical benefit of Multaq® in over 10,000 patients with permanent atrial fibrillation (AF) to reduce major adverse cardiovascular events. This condition afflicts around 50% of patients suffering from AF and these patients are at high cardiovascular risk. The trial rationale was based on post-hoc findings from the landmark ATHENA trial, in which a trend towards a reduction of cardiovascular hospitalization and death was seen in patients classified as “permanent”. Enrolment began in July.

Worldwide presence1 of Plavix®/Iscover ®

In the second quarter, despite its continued success in Japan (sales up 42.1% at €133 million) and China (sales up 40.3% at €56 million), the worldwide presence of Plavix® was down 6.5% to €1,760 million, due to generic competition in Europe primarily from products with a different salt of clopidogrel. In the U.S., Plavix® delivered sales of €1,179 million (net sales consolidated by Bristol-Myers Squibb), which represented 7.2% growth.

First-half sales of Plavix® were down 2.1% at €3,415 million, reflecting double digit growth in the U.S., Japan (+43%, €228 million) and China (+38.2%, €102 million), offset by a decline in Europe due to generic competition (-48%).

[1]	See Appendix 10 for definitions of financial indicators

In June, the U.S. Patent and Trademark Office (USPTO) denied Apotex’s second request for a reexamination of the Plavix® patent which was filed earlier this year. The validity of the Plavix® patent claims has been confirmed by the USPTO in the first Plavix patent reexamination requested by Apotex.

The results of the pediatric study, CLARINET, were filed in the U.S. in July.

Worldwide presence of Plavix®/Iscover® : geographic split

(millions of euros)	Q2 2010	Change at constant exchange rates	H1 2010	Change at constant exchange rates
Europe	213	-52.5%	466	-48.0%

United States	1,179	+7.2%	2,262	+12.6%

Other Countries	368	+14.3%	687	+17.5%

TOTAL	1,760	-6.5%	3,415	-2.1%

Worldwide presence1 of Aprovel®/Avapro® /Karvea®

In a competitive environment, sales of Aprovel® reached €538 million (up 0.8%) in the second quarter. Sales of the active ingredient to our Japanese partners had a positive impact on the performance in “Other Countries”. Consolidated sales of the product in Emerging Markets grew at a double digit rate (+14.1% at €95 million). First-half sales of Aprovel® rose by 2.3%. Consolidated sales in Emerging Markets over the period increased by 9.6% to €176 million.

Worldwide presence of Aprovel®/Avapro® /Karvea®: geographic split

(millions of euros)	Q2 2010	Change at constant exchange rates	H1 2010	Change at constant exchange rates
Europe	245	-3.0%	489	-2.6%

United States	134	-5.7%	266	+0.9%

Other Countries	159	+15.7%	301	+13.4%

TOTAL	538	+0.8%	1,056	+2.3%

Other Pharmaceutical Products

Net sales of Ambien® family were €220 million in the second quarter (€111 million for Ambien CR® in the U.S.), down 8.8%. In Japan, Myslee®, the leading hypnotic on the market, continued to deliver a strong performance with net sales growth of 13.1% (€61 million). First-half sales of Ambien® family were €441 million (including €228 million for Ambien CR® in the U.S.). Over the period, sales of Myslee® in Japan reached €110 million and grew at 15.3%.

Second-quarter net sales of Allegra® totaled €148 million, a decrease of 27.9%, reflecting competition from Allegra® D-12 generics in the U.S. (U.S. sales of the Allegra® franchise were down 54.5% to €46 million). First-half sales of the product reached €319 million (-27.5%). In Japan, Allegra sales were €72 million (-1.0%) in the second quarter and €188 million (-9.3%) in the first half.

Copaxone® net sales were €131 million (+8.5%) and €262 million (+11.7%) in the second quarter and the first half, respectively. The payments received by sanofi-aventis from Teva on sales of Copaxone® in North America ceased at the end of the first quarter of 2010.

[1]	See Appendix 10 for definitions of financial indicators

Consumer Health Care

Second-quarter net sales of the Consumer Health Care (CHC) business totaled €578 million, an increase of 65.4% reflecting the contribution from the recent Chattem acquisition (€96 million) and also strong organic growth (+15.7% on a constant structure basis and at constant exchange rates). This performance was driven by Emerging Markets where net sales grew by 64.9% (€274 million), led by Russia and Brazil. In Western Europe, the CHC business performed well (+13.1%) due to organic growth and the impact of the acquisition of Oenobiol in France. First-half sales totaled €1,069 million, up 53.6% (up 9.5% on a constant structure basis and at constant exchange rates). At the end of March, a dossier for Allegra® OTC was submitted in the U.S.

During the second quarter, Sanofi-Aventis sp. z o.o., a subsidiary of sanofi-aventis, Nepentes S.A. and its controlling shareholders entered into a definitive agreement under which Sanofi-Aventis sp. z o.o. launched a public tender for 100% of the outstanding shares of Nepentes S.A., a Polish manufacturer of pharmaceuticals and dermocosmetics, listed on the Warsaw Stock Exchange. Nepentes S.A., had sales of PLN 134.9 million in 2009. The offer period is expected to close on August 10. If the offer is successful, this acquisition will strengthen sanofi-aventis’ Consumer Health Care platform in Emerging Markets. In June, the Group also entered into a definitive agreement to acquire the assets of Canderm Pharma Inc, a privately-held Canadian skin care company.

Generics

The generics business reported net sales of €381 million in the second quarter, an increase of 21.8% led by strong organic growth (+18.5% on a constant structure basis and at constant exchange rates). Emerging Markets sales grew 18.9% (organic growth), while the consolidation of Medley further enhanced growth in the quarter. In the first half, sales grew by 80.4% (24.8% on a constant structure basis and at constant exchange rates) due to solid organic growth as well as acquisitions completed in 2009.

In May, sanofi-aventis and Nichi-Iko Pharmaceutical Co., Ltd., the leader and fastest growing generics company in Japan, announced an agreement to establish a new joint venture, called sanofi-aventis Nichi-Iko K.K., in order to develop a generic business in Japan. The new joint venture will be held 51% by sanofi-aventis K.K. and 49% by Nichi-Iko and will allow the Group to develop a strong presence in the fast-growing generic market in Japan.

Animal Health

In March, sanofi-aventis exercised its option to combine Merial with Intervet/Schering-Plough, Merck’s Animal Health business, to create a global leader in Animal Health. The new joint venture, which will be equally owned by Merck and sanofi-aventis, is subject to execution of final agreement, antitrust review in the U.S., Europe and other countries and other customary closing conditions. Completion of the transaction is expected to occur in the first quarter of 2011.

Second-quarter net sales of Merial, a wholly-owned subsidiary of sanofi-aventis since September 18, 2009, were $667 million, up 2.5% (+2.4% on a reported basis). This performance was driven by Avian sales (+16.1%) and Veterinary Public Health sales (+44.1%) which were boosted by sales of foot-and-mouth disease vaccines. Sales of the companion animal franchise were resilient (-1.1%) despite the impact of Frontline® generics in Europe. U.S. sales were stable despite recently introduced competitive products. The production animals segment reported a good performance with 11.0% sales increase (to $220 million) due to the performance of Avian sales. The Ruminant franchise returned to growth (+4.5%) in the second quarter.

First-half sales of Merial totaled $1,391 million, up 1.5% supported by Avian sales (+13.3%) and Veterinary Public Health sales (+39.3%). Companion animal franchise sales were $958 million (-1.1%) and production animal franchise sales were $433 million (+8.0%).

As the option to combine Merial with Intervet/Schering-Plough was exercised, sanofi-aventis continues to recognize the contribution from Merial on a separate line, “Share of profit/loss of Merial” (Merial sales are not consolidated), in accordance with IFRS 5.

Human Vaccines

Half-year consolidated net sales for the Human Vaccines business were €1,692 million, up 25.5% versus the prior year. Second quarter net sales reached €748 million, down 1.3% or up 4.7% excluding one-off items7. In Emerging Markets, vaccines sales grew 19.0% to €264 million driven by strong seasonal influenza vaccines sales.

Polio/Pertussis/Hib Vaccines net sales increased 2.7% to €281 million in the second quarter. Pentacel® sales grew by 8.0% to €94 million driven by CDC’s inventory replenishment. Pentaxim® net sales increased 33.3% to €52 million. First-half net sales of Pentacel® and Pentaxim® were €149 million and €102 million, respectively.

Seasonal influenza vaccines sales for the second quarter amounted to €76 million, versus €32 million last year, reflecting a shift in southern hemisphere sales from the first quarter to the second quarter due to completion of A/H1N1 production. Sanofi Pasteur continued to reinforce its leadership in seasonal influenza vaccines with first-half sales of €113 million, up 10.7% versus last year. Sanofi Pasteur expects a record influenza vaccines season, in particular in the U.S with the launch of Fluzone® High Dose IM for the elderly. As projected, A/H1N1 net sales reached €419 million for the first half and are comparable to the second half of 2009.

Second-quarter net sales of Menactra® (quadrivalent meningococcal meningitis vaccine) were €112 million, only down 3.0% despite a new competitor. First-half net sales of Menactra® totaled €180 million, down 13.1% due to declining catch-up cohort. Submission of Menactra® Infant Toddler in the U.S. took place in June.

Net sales of Travel and other endemics vaccines continued to grow in the second quarter to €101 million up 5.7% versus last year, contributing to first half sales of €193 million (up 12.7%).

Consolidated vaccines sales

(millions of euros)	Q2 2010	Change at constant exchange rates	H1 2010	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	281	+2.7%	483	-4.0%

Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	82	+29.8%	532	ns

of which seasonal vaccines	76	+111.2%	113	+10.7%

of which pandemic vaccines	6	-75.3%	419	ns

Meningitis/Pneumonia Vaccines (incl. Menactra®)	134	-11.2%	224	-14.3%

Adult Booster Vaccines (incl. Adacel ®)	112	-0.9%	186	-9.9%

Travel and Other Endemics Vaccines	101	+5.7%	193	+12.7%

Other Vaccines	38	-35.6%	74	-22.4%

TOTAL	748	-1.3%	1,692	+25.5%

[7]

€6 million of A/H1N1 sales in the second quarter of 2010; €24 million of H5N1 sales and €22 million for smallpox vaccine tender in the U.K (booked on the “Other Vaccines” line) in the second quarter of 2009

Net sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, fell by 21.5% on a reported basis to €183 million in the second quarter due to the reduction in the Gardasil® (€63 million, down 41.7% on a reported basis) catch-up cohort. First-half net sales of the joint venture were €362 million, down 25.7% on a reported basis.

Net sales by geographic region

(millions of euros)	Q2 2010	Change at constant exchange rates	H1 2010	Change at constant exchange rates
Western Europe*	2,252	-10.2%	4,663	-6.9%

United States	2,413	-5.5%	4,360	-7.1%

Emerging Markets**	2,286	+12.8%	4,560	+25.9%

of which Eastern Europe and Turkey	667	+3.5%	1,308	+19.3%

of which Asia	501	+9.3%	969	+15.1%

of which Latin America	668	+31.3%	1,421	+59.7%

of which Africa	220	+9.0%	416	+5.8%

of which Middle East	195	+14.5%	388	+24.0%

Rest of the world***	832	+9.7%	1,585	+7.7%

of which Japan	552	+13.8%	1,061	+9.3%

TOTAL	7,783	-1.2%	15,168	+2.2%

*	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World less North America (USA, Canada), Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand

Emerging Markets recorded a strong performance in the second quarter with sales up 12.8% at €2,286 million (+12.6% on a constant structure basis and at constant exchange rates). Both Pharma and Vaccines delivered double digit growth of 12.0% (€2,022 million) and +19.0% (€264 million), respectively. This performance was driven by Latin America, notably Brazil with sales up 55.3% (€299 million), coupled with the success of the integration of Medley. China delivered another strong quarter with sales growth of 19.9% (€168 million) as Plavix® continued its robust growth. Eastern European and Turkey sales growth of 3.5% was impacted by a price cut for drugs in Turkey which was implemented at the end of 2009. Russia was particularly strong as sales increased by 40.1%, boosted by generics and CHC. First-half sales in Emerging Markets reached €4,560 million, up 25.9% (+19.4% on a constant structure basis and at constant exchange rates) representing 30.1% of total Group sales. In the first half, China, Brazil and Russia generated significant growth of 18.1% (€305 million), 123.1% (€716 million), and 40.9% (€330 million), respectively, due to organic growth and the impact of acquisitions on first-quarter sales for Brazil (Medley) and Russia (Zentiva).

Japan delivered double digit sales growth (+13.8% to €552 million) in the second quarter, driven primarily by the success of Plavix® (up 42.1% to 133 million). First-half sales in Japan were €1,061 million (+9.3%) of which €228 million were generated by Plavix® (+43.0%).

Western Europe, impacted by generic competition of Plavix® reached sales of €2,252 million (-10.2%). In the first half, sales in this region were €4,663 million (-6.9%).

Second-quarter sales in the U.S. reached €2,413 million (-5.5%), and were impacted by Eloxatin® generics and healthcare reform. First-half sales were €4,360 million (-7.1% ).

Growth in Q2 2010 business EPS1

Business Net Income1

Sanofi-aventis generated second-quarter net sales of €7,783 million, up 4.6% on a reported basis but down 1.2% at constant exchange rates. “Other revenues” were €408 million, up 13.6% due to the performance of Plavix® in the U.S. and the strengthening of the dollar.

Gross profit increased by 2.8% to €6,133 million, or decreased by 3.0% at constant exchange rates, reflecting a 1.8 percentage points increase in the ratio of cost of sales to net sales (to 26.4%) due to the impact of generics competition for Plavix® in Europe and Eloxatin® in the U.S. and higher raw heparin prices.

Transforming initiatives progressively implemented from the beginning of 2009 led to reductions in Research and development and Selling and general expenses of -5.3% (to €1,080 million) and -2.1% (to €1,958 million) respectively, at constant exchange rates. The ratio of R&D expenses to net sales was reduced by 1 percentage point to 13.9% versus the second quarter of 2009, and the ratio of SG&A to net sales improved by 0.4 percentage point to 25.1%.

Other current operating income net of expenses was €26 million versus €132 million in the second quarter of 2009 which included an €81 million payment from Teva on sales of Copaxone® in North America. These payments ceased at the end of the first quarter of 2010.

The share of profits from associates (excluding Merial) increased by 21.6% to €248 million, reflecting 18.8% growth (to €246 million) in the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance which benefited from a positive dollar impact.

Business net income from Merial, was €122 million, reflecting our 100% stake compared with 50% in the second quarter of 2009, when the Group share of profit was €62 million.

Net income attributable to non-controlling interests was down 36.9% to €70 million, reflecting lower pre-tax profits paid to BMS from territories managed by sanofi-aventis (€66 million versus €104 million in the second quarter of 2009) as result of competition from clopidogrel generics in Europe.

Business operating income increased by 5.3% to €3,421 million, or by 1.9% at constant exchange rates.

Net financial expenses were €95 million versus €70 million in the second quarter of 2009, reflecting the increase in net debt linked to acquisitions.

The effective tax rate decreased by 1 percentage point to 28%, reflecting a new protocol to the 1994 U.S.-France income tax treaty.

Business net income1 reached €2,478 million, up 7.6%, or 4.1% at constant exchange rates. The ratio of business net income1 to net sales improved by 0.8 percentage points to 31.8% over the second quarter of 2009.

Business earnings per share1 (EPS) was €1.90, an increase of 8.0% or 4.5% at constant exchange rates on the 2009 second-quarter figure of €1.76.

[1]	See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income

H1 2010 business EPS1 growth

enhanced by H1N1 sales

Business Net Income1

Sanofi-aventis first-half net sales were €15,168 million, an increase of 4.3% on a reported basis (+2.2% at constant exchange rates). “Other revenues” increased by 13.5% due to the U.S. performance of Plavix®.

Gross profit was €11,883 million, an increase of 2.0% (or 0.5% at constant exchange rates). The ratio of cost of sales to net sales was 2.3 percentage points higher at 27.0%, reflecting higher raw heparin prices and changes in the business mix (including the effects of acquisitions and generics competition).

Research and development expenses were €2,190 million, a decrease of 3.1% (-3.5% at constant exchange rates). The ratio of R&D expenses to net sales was 14.4%, down 1.1 percentage points compared with the first half of 2009, reflecting a reduction in internal R&D costs but also external R&D and ongoing spend in vaccines (+11.8%).

Selling and general expenses were €3,659 million, up 0.9%, or down 1.3% at constant exchange rates; this reflects a realignment8 of sales force headcount in the U.S.9 (-1400), Western Europe (-400) and Emerging Markets (+600), plus a reduction in general and administrative expenses despite additional operating expenses linked to acquired companies. The ratio of selling and general expenses to net sales improved by 0.8 percentage point to 24.2%.

Other current operating income net of expenses was €96 million versus €280 million in the first half of 2009. Payments received from Teva on sales of Copaxone® in North America which ceased at the end of the first quarter, were €89 million versus €163 million in the first half of 2009. This line includes a foreign exchange loss attributable to the hedging policy, compared with a gain in the first half of 2009.

The share of profits from associates (excluding Merial) increased by 20.0% to €491 million. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance grew by 20.6% to €475 million.

Business net income from Merial was €250 million reflecting our 100% stake compared with 50% in the first half of 2009, when the Group share of profit was €130 million.

Net income attributable to non-controlling interests was €148 million, down 36.2%, due to competition from clopidogrel generics in Europe (pre-tax profits paid to BMS from territories managed by sanofi-aventis were €137 million versus €219 million in the same period of 2009).

Business operating income was €6,723 million, an increase of 5.9%. At constant exchange rates, growth was 7.2%.

Net financial expenses were €140 million versus €114 million in the first half of 2009, reflecting an increase in net debt linked to acquisitions and a capital gain of €47 million on the sale of the stake in Novexel.

Business net income1 was €4,905 million, up 8.6% (10.0% at constant exchange rates). The ratio of business net income1 to net sales improved by 1.3 percentage points to 32.3%.

Business earnings per share1 (EPS) was €3.76, an increase of 8.7% (10.1% at constant exchange rates) on the 2009 first-half figure of €3.46.

[1]	See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income
[8]	Change in Internal + External sales forces between end of December 2009 and end of June 2010
[9]	Pharmaceuticals excluding Chattem

From business net income to consolidated net income (see Appendix 6)

In the first half of 2010, the main reconciling items between business net income and consolidated net income were:

•	€190 million of restructuring costs mainly related to the adaptation of chemical and biotechnology manufacturing facilities in France, of which €23 million in the second quarter.

•

A charge of €22 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions, of which €16 million in the second quarter. This adjustment has no cash impact on the Group.

•

An amortization charge of €1,802 million against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €1 584 million) and to acquired intangible assets (licenses/products: €101 million). The second-quarter amortization charge against intangible assets was €954 million, €54 million of which related to acquired intangible assets (licenses/products). This adjustment has no cash impact on the Group.

•	An impairment loss of €108 million which relates to certain products. This adjustment have no cash impact on the Group

•

A €704 million tax effect arising from the items listed above, of which €600 million comprises deferred taxes generated by amortization charged against intangible assets, €8 million by the workdown of inventories of acquired companies and €33 million by the impairment loss. The second-quarter tax effect was €364 million, including €318 million of deferred taxes generated by amortization charged against intangible assets (see Appendix 6).

•

In “Share of profits/losses from associates” (excluding Merial), a reversal of €15 million, net of tax, mainly relating to the amortization of intangible assets (€8 million of which was booked in the second quarter); and for Merial a reversal of €52 million net of tax (mainly related to the workdown of inventories), €27 million of which was booked in the second quarter. These adjustments have no cash impact on the Group.

Steady R&D pipeline rebuild

The Group’s objective to enhance innovation in R&D is on track as demonstrated by the number and quality of the partnerships and R&D acquisitions finalized in the last 18 months and the fast implementation of our transforming initiatives.

In the second half of 2010, several Phase III data announcements are planned: Temusi® (riferminogene pecaplasmide) in critical limb ischemia (TAMARIS study), lixisenatide in type 2 diabetes (first detailed Get Goal phase III data in monotherapy will be presented at EASD in September), teriflunomide in monotherapy for relapsing forms of multiple sclerosis (TEMSO study data presentation at ECTRIMS), aflibercept in second line colorectal cancer (VELOUR study - interim analysis).

Since the last R&D update on April 29, the portfolio has been further enriched by internal projects and several projects from partnerships and acquisitions. In June, following a priority review, the FDA approved Jevtana® (cabazitaxel) for metastatic hormone-refractory prostate cancer previously treated with a docetaxel-containing treatment regimen, this is a major accomplishment for our newly-created Oncology division. The dossier has also been submitted in Europe.

Currently, the R&D portfolio comprises 52 projects in clinical development of which 16 are in Phase III or have been submitted to the health authorities for approval. The main developments in our R&D portfolio since the last update on April 29, 2010, are described below:

Four projects entered in Phase II:

•	FOV2304, a bradykinin B1 antagonist administered as eye drops for the treatment of diabetic macular edema;

•	MBX-2982 entered the portfolio in Phase IIa following the partnership signed with Metabolex in June. MBX-2982 is an oral agent, GPR119 receptor agonist, for the treatment of Type II Diabetes;

•	SAR 256212 (MM-121), a monoclonal antibody anti-ErbB3 for the treatment of breast cancer;

•	A quadrivalent seasonal flu vaccine (introduced in Phase II into the portfolio).

Four compounds entered Phase I:

•	SAR 650984, a monoclonal antibody anti-CD38 for the treatment of hematological malignancies;

•	SAR 279356, a monoclonal antibody developed in partnership with Alopexx for the prevention and treatment of infectious diseases;

•	SAR 104772, a thrombin-activable fibrinolysis inhibitor for acute ischemic stroke;

•	GRC 15300/SAR 292833, a vanilloid receptor antagonist obtained from Glenmark Pharmaceuticals for the treatment of chronic pain;

•

TG 101348, a potent inhibitor of Janus kinase 2, will enter the portfolio in Phase I once the acquisition of TargeGen is completed. TG 101348 is being developed for the treatment of patients with myeloproliferative diseases;

•	SAR 97276 for Malaria returned to Phase I (from Phase II) to better assess its therapeutic window.

Several results were also presented:

In July, the results of the SAVE program evaluating semuloparin, an Ultra-Low-Molecular-Weight Heparin, in orthopedic surgery were presented at the International Congress of Thrombosis. Ongoing trials are further evaluating the benefit-risk profile of semuloparin in patients with cancer and patients undergoing abdominal surgery.

In June, one-year follow up data from a Phase II study of teriflunomide in combination with IFN-ß in relapsing multiple sclerosis patients were presented at the American Committee for Treatment and Research in Multiple Sclerosis meeting (ACTRIMS). The results demonstrated an improvement in outcomes and a safety profile consistent with the data at 24 weeks. Results from a second Phase II study with teriflunomide in adjunct therapy with glatiramer acetate (GA) compared with matching placebo added to GA, were also presented this year during the American Academy of Neurology meeting. Several Phase III studies evaluating teriflunomide in monotherapy are ongoing. Presentation of the results of the TEMSO study, which is part of this phase III program, is planned for the fourth quarter of 2010.

One project in Phase IIa in diabetes (SAR 161271-long acting insulin) was stopped. This compound did not meet PK/PD predefined requirements. The Diabetes Division is actively pursuing efforts in long acting insulin candidates. In July, Sanofi Pasteur and Crucell agreed to terminate their cell-based influenza collaboration.

The Group was particularly active during this period with partnerships and acquisition, strengthening the pipeline in key therapeutic areas:

•	In Oncology, including blood disorders:

•

An agreement to acquire TargeGen Inc., a U.S. biopharmaceutical company developing kinase inhibitors for the treatment of certain forms of leukemia, lymphomas and other hematological malignancies and blood disorders. TG 101348, an oral inhibitor of JAK 2, is being developed for the treatment of patients with myeloproliferative diseases including myelofibrosis and has completed a Phase I/II trial in patients with myelofibrosis. Additional clinical studies are planned to start in the second half of 2010.

•

An exclusive global collaboration and licensing agreement with the U.S. biopharmaceutical Company, Ascenta Therapeutics, on a number of compounds that could restore tumor cell apoptosis. These compounds inhibit the p53-HDM2 protein-protein interaction, leading potentially to reactivation of p53 tumor suppressor functions and therefore enhancing current cancer treatments. Two compounds, MI-773 and MI-519-64, are currently expected to enter preclinical development in 2010.

•	In Diabetes:

•

An exclusive worldwide license from Metabolex to develop, manufacture and commercialize MBX-2982, currently in Phase IIa, and related compounds. MBX-2982, a GPR119 receptor agonist, is an oral agent for the treatment of Type II diabetes and is found to exert the effects on glucose metabolism by a dual mode of action affecting both insulin and GLP-1 release. This innovative mechanism could offer improved glucose control over the existing oral diabetes therapies, with an additional potentially beneficial effect on weight.

•	In Vaccines:

•

A commercial license and collaboration agreement with Vivalis. Under the terms of the agreement, Sanofi Pasteur acquired exclusive access to Vivalis’ platform for the discovery of fully human monoclonal antibodies targeting clinically significant infectious diseases, and will obtain worldwide exclusive development and commercialization rights for the discovered antibodies.

•	In other therapeutic areas

•

A global strategic alliance with Regulus Therapeutics Inc to discover, develop, and commercialize microRNA therapeutics. The alliance will initially focus on the therapeutic area of fibrosis. Sanofi-aventis and Regulus will collaborate on microRNA drug discovery and preclinical development for up to four microRNA targets, including the lead fibrosis program targeting microRNA-21. Sanofi-Aventis also received an option, which if exercised, provides access to the technology to develop and commercialize other micro-RNA based therapeutics, beyond the first four targets.

•

A license agreement with Glenmark Pharmaceuticals S.A, for the development and commercialization of novel agents, vanilloid receptor antagonist molecules (GRC 15300 is currently in Phase I), to treat chronic pain.

Several collaborations with academia were also signed during the period:

•

A strategic alliance with the Massachusetts Institute of Technology Center for Biomedical Innovation to advance knowledge in the area of human health through basic and applied research and to promote scientific exchange between MIT and sanofi-aventis.

•	A research cooperation agreement with the Charité University in Berlin for the research and development of innovative medicines and therapies.

•	A partnership with the Juvenile Diabetes Research Foundation to develop therapeutic treatments for people with type 1 diabetes at different stages of the disease

A number of regulatory milestones were reached during the period:

•	In May, marketing approval was granted in Europe for Taxotere® as an adjuvant treatment for early stage breast cancer without lymph node involvement.

•

Jevtana®, a new cancer agent, was approved on June 17 by the U.S. Food and Drug Administration for patients with hormone-refractory metastatic prostate cancer previously treated with a docetaxel-containing treatment regimen.

•	In June, the dossier for Menactra® Infant Toddler was filed in the U.S.

•	Also in June, a pediatric sNDA was submitted in the U.S. for Xatral® in the treatment of voiding disorder of neuropathic etiology.

•	The FDA granted Fast Track status for the Dengue disease vaccine, which is expected to move into phase III before year-end.

•	In July, the results of the Plavix® pediatric study, CLARINET, were filed in the U.S.

Strong cash flow from operating activities in the first half of 2010 (See Appendix 8)

In the first half of 2010, operating cash flow before changes in working capital totaled €5,479 million, compared with €5,365 million in the first half of 2009.

Working capital needs increased by €1,259 million over the period, against an increase of €987 million in the first half of 2009, reflecting the utilization of €495 million of restructuring provisions booked in 2009.

In the first half of 2010, net cash generated by operating activities was €4,220 million which funded capital expenditure of €586 million and the dividend of sanofi-aventis (€3,131 million), and also partially funded the acquisitions made in the first half of 2010. These acquisitions comprised purchases of equity interests for a total of €2,100 million, including assumed debt (primarily Chattem, €1,640 million). Spending on alliances was €156 million. The Group also spent €321 million on repurchasing its own shares. Consequently, net debt at June 30, 2010 was €6,171 million (debt of €9,392 million after taking into account derivatives, net of €3,221 million cash and cash equivalents). This compares with €4,135 million at December 31, 2009.

2010 Guidance

Sanofi-aventis expects business EPS1 for the year 2010 to be flat to minus 4% versus 2009 4, at constant exchange rates, barring major unforeseen adverse events. This guidance takes into account the recent approval of a generic of Lovenox® in the U.S. It also incorporates the financial impact of U.S. healthcare reform and recent EU price cuts.

[1]	See Appendix 10 for definitions of financial indicators; [4] Growth based on 2009 Business EPS of €6.61, see Appendix 10 for a definition

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1: 2010 second-quarter and first-half consolidated net sales by product

Appendix 2: 2010 second-quarter and first-half consolidated net sales by geographic region and product

Appendix 3: Consolidated net sales by business segment

Appendix 4: Net sales by animal health product

Appendix 5: Second-quarter and first-half business net income statement

Appendix 6: Reconciliation of business net income to consolidated net income

Appendix 7: Second-quarter and first-half consolidated income statement

Appendix 8: Simplified consolidated cash flow statement

Appendix 9: Simplified consolidated balance sheets

Appendix 10: Definitions of non-GAAP financial indicators

Appendix 1: 2010 second-quarter and first-half consolidated net sales by product

(millions of euros)	Q2 2010 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	926	+10.6%	+16.9%	+10.6%

Apidra®	44	+20.0%	+25.7%	+20.0%

Amaryl®	126	+9.3%	+17.8%	+9.3%

Insuman®	33	+3.1%	+3.1%	+3.1%

Total Diabetes	1,129	+10.6%	+16.9%	+10.6%

Lovenox®	866	+5.5%	+11.0%	+5.5%

Plavix®	538	-27.3%	-23.6%	-27.3%

Taxotere®	598	-2.7%	+2.4%	-2.7%

Aprovel®	338	+6.5%	+10.5%	+6.5%

Eloxatin®	94	-76.2%	-73.4%	-76.2%

Multaq®	39

Stilnox®/Ambien ®/Ambien CR®/Myslee®	220	-8.8%	-3.1%	-8.8%

Allegra®	148	-27.9%	-22.1%	-25.9%

Copaxone®	131	+8.5%	+11.0%	+10.3%

Tritace®	106	-8.1%	-4.5%	-6.4%

Depakine®	96	+4.7%	+12.9%	+4.7%

Xatral®	77	-5.1%	-1.3%	-5.1%

Actonel®	64	-15.9%	-7.2%	-15.9%

Nasacort®	56	-13.1%	-8.2%	-13.1%

Other Products	1,576	+1.1%	+5.8%	+3.9%

Consumer Health Care	578	+65.4%	+80.1%	+15.7%

Generics	381	+21.8%	+34.2%	+18.5%

Total Pharmaceuticals	7,035	-1.2%	+4.6%	-2.6%

Vaccines	748	-1.3%	+5.1%	-2.2%

Total	7,783	-1.2%	+4.6%	-2.5%

(millions of euros)	H1 2010 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	1,716	+10.5%	+11.5%	+10.5%

Apidra®	83	+24.2%	+25.8%	+24.2%

Amaryl®	234	+11.1%	+13.0%	+11.1%

Insuman®	67	+1.5%	+1.5%	+1.5%

Total Diabetes	2,100	+10.8%	+11.8%	+10.8%

Lovenox®	1,635	+5.1%	+6.0%	+5.1%

Plavix®	1,073	-24.3%	-22.8%	-24.3%

Taxotere®	1,129	-0.5%	+1.0%	-0.5%

Aprovel®	665	+5.2%	+7.3%	+5.2%

Eloxatin®	160	-78.5%	-77.0%	-78.5%

Multaq®	63

Stilnox®/Ambien ®/Ambien CR®/Myslee®	441	-1.3%	-1.3%	-1.3%

Allegra®	319	-27.5%	-27.0%	-25.8%

Copaxone®	262	+11.7%	+13.4%	+13.7%

Tritace®	211	-6.8%	-4.5%	-5.1%

Depakine®	184	+7.3%	+11.5%	+7.3%

Xatral®	153	0.0%	0.0%	+0.7%

Actonel®	124	-16.1%	-9.5%	-16.1%

Nasacort®	104	-13.3%	-13.3%	-13.3%

Other Products	3,060	-0.7%	+1.5%	+1.6%

Consumer Health Care	1,069	+53.6%	+62.0%	+9.5%

Generics	724	+80.4%	+92.0%	+24.8%

Total Pharmaceuticals	13,476	-0.1%	+2.0%	-2.7%

Vaccines	1,692	+25.5%	+26.4%	+23.4%

Total	15,168	+2.2%	+4.3%	-0.3%

Appendix 2: 2010 second-quarter and first-half consolidated net sales by geographic region and product

Pharmaceuticals

Q2 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Lantus®	172	+3.7%	573		+9.9%	133	+21.0%	48	+24.2%

Apidra®	16	+14.3%	17		+6.7%	8	+33.3%	3

Amaryl®	11	-8.3%	1		-66.7%	58	+22.7%	56	+6.3%

Insuman®	27	0.0%	0			6	+20.0%	0

Total Diabetes	226	+3.2%	591		+9.4%	205	+21.9%	107	+16.0%

Lovenox®	193	+4.4%	516		+4.9%	136	+8.8%	21	+14.3%

Plavix®	173	-55.4%	56	*	-3.4%	170	+1.3%	139	+22.8%

Taxotere®	187	-8.9%	238		-0.4%	112	+2.0%	61	+1.9%

Aprovel®	211	-4.1%	9	*		95	+14.1%	23	+90.0%

Eloxatin®	11	-47.6%	29		-90.4%	37	-13.2%	17	+8.3%

Multaq®	7		31			0		1

Stilnox®/Ambien ®/Ambien CR®/ Myslee®	13	-18.8%	126		-17.2%	19	0.0%	62	+16.0%

Allegra®	6	-14.3%	46		-54.5%	24	+16.7%	72	-1.5%

Copaxone®	122	+8.0%	0			4	0.0%	5	+50.0%

Tritace®	49	-7.5%	0			50	-2.0%	7	-44.4%

Depakine®	37	0.0%	0			54	+13.6%	5	-50.0%

Xatral®	16	-23.8%	43		+7.9%	18	-11.1%	0	0.0%

Actonel®	28	-22.9%	0			27	-7.7%	9	-12.5%

Nasacort®	8	-11.1%	39		-14.0%	7	-25.0%	2	+100.0%

Consumer Health Care	155	+13.1%	94			274	+64.9%	55	+16.7%

Generics	97	+10.5%	21			253	+15.6%	10	+50.0%

Others	674	0.0%	188		+13.0%	537	+3.1%	177	-11.2%

Total Pharma	2,213	-8.9	2,027		-4.9%	2,022	+12.0%	773	+6.5%

H1 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Lantus®	342	+6.6%	1,048		+8.8%	243	+20.9%	83	+27.1%

Apidra®	32	+23.1%	31		+10.7%	16	+36.4%	4	+300.0%

Amaryl®	22	-12.0%	3		-40.0%	111	+23.9%	98	+7.9%

Insuman®	55	0.0%	0			12	+9.1%	0

Total Diabetes	451	+5.7%	1,082		+8.6%	382	+21.9%	185	+17.4%

Lovenox®	400	+9.6%	951		+2.6%	244	+7.0%	40	+17.9%

Plavix®	377	-51.6%	109	*	-3.5%	327	+2.2%	260	+32.3%

Taxotere®	378	-5.5%	439		+4.2%	204	-2.0%	108	+2.0%

Aprovel®	423	-2.8%	17	*		176	+9.6%	49	+38.7%

Eloxatin®	23	-48.9%	37		-93.4%	70	-17.5%	30	+4.2%

Multaq®	11		51			0		1

Stilnox®/Ambien ®/Ambien CR®/ Myslee®	27	-12.9%	268		-5.5%	34	-3.1%	112	+15.8%

Allegra®	10	-9.1%	79		-56.5%	42	+18.2%	188	-10.0%

Copaxone®	245	+11.9%	0			8	+14.3%	9	0.0%

Tritace®	99	-3.9%	0			97	-3.1%	15	-40.0%

Depakine®	74	+1.4%	0			103	+13.8%	7	-16.7%

Xatral®	35	-14.6%	82		+12.2%	35	-2.9%	1	-66.7%

Actonel®	57	-21.1%	0			48	-13.7%	19	0.0%

Nasacort®	17	0.0%	72		-15.1%	13	-20.0%	2	0.0%

Consumer Health Care	331	+5.8%	146			495	+62.1%	97	+20.6%

Generics	208	+24.8%	41			454	+106.0%	21	+63.6%

Others	1,367	-1.7%	335		+6.3%	1,007	+1.3%	351	-8.0%

Total Pharma	4,533	-7.3%	3,709		-5.9%	3,739	+16.1%	1,495	+6.2%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

Q2 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	17	-34.8%	134	-4.5%	103	+3.2%	27	+225.0%

Influenza Vaccines*	0	ns	0	-100.0%	68	+220.0%	14	0.0%

Meningitis/Pneumonia Vaccines	1	-66.7%	112	-3.6%	19	-32.1%	2	Ns

Adult Booster Vaccines	13	-20.0%	88	+1.2%	7	+14.3%	4	0.0%

Travel and Other Endemics Vaccines	4	0.0%	23	+22.2%	62	+1.7%	12	0.0%

Other Vaccines	4	-85.7%	29	+21.7%	5	+0.0%	0	ns

Total Vaccines	39	-50.7%	386	-8.7%	264	+19.0%	59	+85.2%

*	Seasonal and pandemic influenza vaccines

H1 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	34	-29.5%	226	-11.6%	182	0.0%	41	+143.8%

Influenza Vaccines*	49	ns	12	-64.9%	457	ns	14	0.0%

Meningitis/Pneumonia Vaccines	3	-25.0%	177	-14.1%	39	-17.0%	5	ns

Adult Booster Vaccines	26	-10.7%	139	-11.5%	15	+15.4%	6	-20.0%

Travel and Other Endemics Vaccines	12	+50.0%	40	0.0%	120	+15.8%	21	+6.3%

Other Vaccines	6	-80.0%	57	0.0%	8	+40.0%	3	ns

Total Vaccines	130	+10.5%	651	-13.4%	821	+97.8%	90	+43.6%

*	Seasonal and pandemic influenza Vaccines

Appendix 3: Consolidated net sales by business segment

Millions of euros	Q2 2010 net sales	Q2 2009 net sales	H1 2010 net sales	H1 2009 net sales
Pharmaceuticals	7,035	6,726	13,476	13,206

Vaccines	748	712	1,692	1,339

Total	7,783	7,438	15,168	14,545

Appendix 4: Net sales by animal health product

Millions of dollars	Q2 2010 net sales	Q2 2009 net sales	Change at constant exchange rates	H1 2010 net sales	H1 2009 net sales	Change at constant exchange rates
Frontline® and other fipronil	278	280	+0.2%	597	586	-0.1%

Vaccines	204	188	+8.3%	401	360	+7.8%

Avermectin	115	115	-2.9%	251	250	-3.6%

Other	70	68	+5.0%	142	139	+0.8%

Total	667	651	+2.5%	1,391	1,335	+1.5%

Appendix 5: business net income statement

Second-quarter 2010	Pharmaceuticals			Vaccines			Other		Group Total
Millions of euros	Q2 2010	Q2 2009	% change	Q2 2010	Q2 2009	% change	Q2 2010	Q2 2009	Q2 2010	Q2 2009	% change
Net sales	7,035	6,726	4.6%	748	712	5.1%			7,783	7,438	4.6%

Other revenues	401	352	13.9%	7	7				408	359	13.6%

Cost of sales	(1,806)	(1,573)	14.8%	(252)	(260)	(3.1%)			(2,058)	(1,833)	12.3%
As % of net sales	(25.7%)	(23.4%)		(33.7%)	(36.5%)				(26.4%)	(24.6%)

Gross profit	5,630	5,505	2.3%	503	459	9.6%			6,133	5,964	2.8%
As % of net sales	80.0%	81.8%		67.2%	64.5%				78.8%	80.2%

Research and development expenses	(950)	(996)	(4.6%)	(130)	(112)	16.1%			(1,080)	(1,108)	(2.5%)
As % of net sales	(13.5%)	(14.8%)		(17.4%)	(15.7%)				(13.9%)	(14.9%)

Selling and general expenses	(1,808)	(1,749)	3.4%	(148)	(145)	2.1%	(2)	(1)	(1,958)	(1,895)	3.3%
As % of net sales	(25.7%)	(26.0%)		(19.8%)	(20.4%)				(25.1%)	(25.5%)

Other current operating income/expenses	67	75			(2)		(41)	59	26	132

Share of profit/(loss) of associates*	255	195		(7)	9				248	204

Net income from the held for exchange Merial business							122	62	122	62

Net income attributable to non-controlling interests	(72)	(111)		1			1		(70)	(111)

Business operating income	3,122	2,919	7.0%	219	209	4.8%	80	120	3,421	3,248	5.3%
As % of net sales	44.4%	43.4%		29.3%	29.4%				44.0%	43.7%

Financial income and expenses									(95)	(70)
Income tax expense									(848)	(875)
Tax rate**									28.0%	29.0%

Business net income									2,478	2,303	7.6%
As % of net sales									31.8%	31.0%

Business earnings per share*** (in euros)									1.90	1.76	8.0%

*	Net of tax
**	Determined on the basis of Business income before tax, associates, Merial and non-controlling interests
***	Based on an average number of shares outstanding of 1,304.3 million in the second quarter of 2010 and 1,305.5 million in the second quarter of 2009

First-half 2010	Pharmaceuticals			Vaccines			Other			Group Total
Millions of euros	H1 2010	H1 2009	% change	H1 2010	H1 2009	% change	H1 2010	H1 2009	H1 2010	H1 2009	% change
Net sales	13,476	13,206	2.0%	1,692	1,339	26.4%			15,168	14,545	4.3%
Other revenues	786	688	14.2%	12	15	(20.0%)			798	703	13.5%
Cost of sales	(3,531)	(3,104)	13.8%	(552)	(496)	11.3%			(4,083)	(3,600)	13.4%
As % of net sales	(26.2%)	(23.5%)		(32.6%)	(37.0%)				(27.0%)	(24.7%)

Gross profit	10,731	10,790	(0.5%)	1,152	858	34.3%			11,883	11,648	2.0%
As % of net sales	79.6%	81.7%		68.1%	64.1%				78.3%	80.1%

Research and development expenses	(1,943)	(2,039)	(4.7%)	(247)	(221)	11.8%			(2,190)	(2,260)	(3.1%)

As % of net sales	(14.4%)	(15.4%)		(14.6%)	(16.5%)				(14.4%)	(15.5%)

Selling and general expenses	(3,373)	(3,351)	(0.7%)	(284)	(275)	3.3%	(2)	(1)	(3,659)	(3,627)	0.9%
As % of net sales	(25.0%)	(25.4%)		(16.8%)	(20.5%)				(24.2%)	(25.0%)

Other current operating income/expenses	168	183		(2)	(2)		(70)	99	96	280

Share of profit/(loss) of associates*	491	389		(8)	14		8	6	491	409

Net income from the held for exchange Merial business							250	130	250	130

Net income attributable to non-controlling interests	(150)	(232)		1			1		(148)	(232)

Business operating income	5,924	5,740	3.2%	612	374	63.6%	187	234	6,723	6,348	5.9%
As % of net sales	44.0%	43.5%		36.2%	27.9%				44.3%	43.6%

Financial income and expenses									(140)	(114)
Income tax expense									(1,678)	(1,718)
Tax rate**									28.0%	29.0%

Business net income									4,905	4,516	8.6%
As % of net sales									32.3%	31.0%

Business earnings per share*** (in euros)									3.76	3.46	8.7%

*	Net of tax
**	Determined on the basis of Business income before tax, associates, Merial and non-controlling interests
***	Based on an average number of shares outstanding of 1,305.8 million in the first half of 2010 and 1,305.5 million in the first half of 2009

Appendix 6: Reconciliation of business net income to consolidated net income

Millions of euros	Q2 2010	Q2 2009	% change	H1 2010	H1 2009	% change
Business net income	2,478	2,303	+7.6%	4,905	4,516	+8.6%

Amortization of intangible assets(1)	(954)	(911)		(1,802)	(1,805)

Impairment of intangible assets	(108)	(8)		(108)	(28)

Expenses arising on the workdown of acquired inventories	(16)	(19)		(22)	(19)

Restructuring costs	(23)	(899)		(190)	(907)

Tax effect	364	614		704	923

on amortization of intangible assets	318	297		600	597

on impairment of intangible assets	33	3		33	10

on expenses arising on the workdown of acquired inventories	6	4		8	4

on restructuring costs	7	310		63	312

Share of items listed above attributable to non-controlling interests	1	—		1	—

Expenses arising from the impact of the Merial acquisition	(27)	(14)		(52)	(28)

Expenses arising from the impact of acquisitions on associates	(8)	(7)		(15)	(15)

Net income attributable to equity holders of sanofi aventis	1,707	1,059	+61.2%	3,421	2,637	+29.7%

Consolidated earnings per share(2) (in euros)	1.31	0.81	+61.7%	2.62	2.02	+29.7%

(1)	Of which €101 million in the first half of 2010 and €54 million in the second quarter of 2010 linked to acquired intangible assets (licenses/products).
(2)

Based on an average number of shares outstanding of 1,304.3 million in the second quarter of 2010 and 1,305.5 million in the second quarter of 2009, and 1,305.8 million in the first half of 2010 and 1,305.5 million in the first half of 2009.

•	See page 10 for comments on the reconciliation of business net income to consolidated net income

Appendix 7: Consolidated income statement

Millions of euros	Q2 2010	Q2 2009
Net sales	7,783	7,438

Other revenues	408	359

Cost of sales	(2,074)	(1,852)

Gross profit	6,117	5,945

Research and development expenses	(1,080)	(1,108)

Selling and general expenses	(1,958)	(1,895)

Other current operating income/expenses	26	132

Amortization of intangibles	(954)	(911)

Operating income before restructuring, impairment of property, plant, and equipment and intangibles, gains and losses on disposals, and litigation	2,151	2,163

Restructuring costs	(23)	(899)

Impairment of PP&E and intangibles	(108)	(8)

Gains and losses on disposals, and litigation

Operating income	2,020	1,256

Financial expenses	(111)	(86)

Financial income	16	16

Income before tax and associates	1,925	1,186

Income tax expense	(484)	(261)

Share of profit/loss of associates	240	197

Net income excluding the held-for-exchange Merial business(1)	1,681	1,122

Net income from the held-for-exchange Merial business(1)	95	48

Net income	1,776	1,170

Net income attributable to non-controlling interests	69	111

Net income attributable to equity holders of sanofi aventis	1,707	1,059

Earnings per share(2) (in euros)	1.31	0.81

(1)	Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)	Based on an average number of shares outstanding of 1,304.3 million in the second quarter of 2010 and 1,305.5 million in the second quarter of 2009.

Millions of euros	H1 2010	H1 2009
Net sales	15,168	14,545

Other revenues	798	703

Cost of sales	(4,105)	(3,619)

Gross profit	11,861	11,629

Research and development expenses	(2,190)	(2,260)

Selling and general expenses	(3,659)	(3,627)

Other current operating income/expenses	96	280

Amortization of intangibles	(1,802)	(1,805)

Operating income before restructuring, impairment of property, plant, and equipment and intangibles, gains and losses on disposals, and litigation	4,306	4,217

Restructuring costs	(190)	(907)

Impairment of PP&E and intangibles	(108)	(28)

Gains and losses on disposals, and litigation

Operating income	4,008	3,282

Financial expenses	(214)	(151)

Financial income	74	37

Income before tax and associates	3,868	3,168

Income tax expense	(974)	(795)

Share of profit/loss of associates	476	394

Net income excluding the held-for-exchange Merial business(1)	3,370	2,767

Net income from the held-for-exchange Merial business(1)	198	102

Net income	3,568	2,869

Net income attributable to non-controlling interests	147	232

Net income attributable to equity holders of sanofi aventis	3,421	2,637

Earnings per share(2) (in euros)	2.62	2.02

(1)	Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)	Based on an average number of shares outstanding of 1,305.8 million in the first half of 2010 and 1,305.5 million in the first half of 2009.

Appendix 8: Simplified consolidated cash flow statement

Millions of euros	H1 2010	H1 2009

Business net income	4,905	4,516

Net income from the held-for-exchange Merial business	(250)	(130)

Net dividends from the held-for-exchange Merial business	73	63

Depreciation, amortization and impairment of property, plant and equipment and intangibles	487	427

Net gain/loss on disposals of non-current assets, net of tax	(81)	(13)

Other items	345	502

Operating cash flow before changes in working capital	5,479	5,365

Changes in working capital	(1,259)	(987)

Net cash provided by operating activities	4,220	4,378

Acquisitions of property, plant and equipment and intangibles	(742)	(824)

Acquisitions of investments, including assumed debt	(2,100)	(2,582)

Proceeds from disposals of property, plant and equipment and intangibles (net of tax), and other items	46	15

Net cash used in investing activities	(2,796)	(3,391)

Issuance of sanofi-aventis shares	11	2

Disposals of treasury shares, net of tax (stock options)	57	1

Repurchase of own shares	(321)

Dividends	(3,136)	(2,877)

Other items	(78)	(80)

Change in net debt	(2,043)	(1,967)

Appendix 9: Simplified consolidated balance sheets

ASSETS € million	06/30/10	12/31/09	LIABILITIES & EQUITY € million	06/30/10	12/31/09

Property, plant and equipment	8,234	7,830	Equity attributable to equity- holders of sanofi-aventis	52,417	48,188

Intangible assets (including goodwill)	47,553	43,480	Equity attributable to non- controlling interests	156	258

Non-current financial assets, investments in associates, and deferred tax assets	5,468	4,865	Total equity	52,573	48,446

			Non-current debt	7,060	5,961
Non-current assets	61,255	56,175

			Provisions and other non-current liabilities	9,294	8,311

			Deferred tax liabilities	5,249	4,933

			Non-current liabilities	21,603	19,205

Inventories, accounts receivable and other current assets	14,268	12,840

Cash and cash equivalents	3,221	4,692	Accounts payable and other current liabilities	7,918	8,099

			Current debt	2,507	2,866

Current assets	17,489	17,532	Current liabilities	10,425	10,965

Assets held for sale or exchange	7,501	6,342	Liabilities related to assets held for sale or exchange	1,644	1,433

Total ASSETS	86,245	80,049	Total LIABILITIES & EQUITY	86,245	80,049

Appendix 10: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the second quarter of 2010 and the first half of 2010

(millions of euros)	Q2 2010	H1 2010
Net sales	7,783	15,168
Effect of exchange rates	(432)	(299)
Net sales at constant exchange rates	7,351	14,869

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover® , Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro® /Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi-aventis publishes a new key non-GAAP indicator in response to the application of IFRS 8. This indicator “business net income”, replaces “adjusted net income excluding selected items”.

Business net income is defined as Net income attributable to equity holders of Sanofi-aventis excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	gains and losses on disposals of non-current assets *,

•	costs or provisions associated with litigation *,

•	tax effects related to the items listed above as well as effects of major tax disputes,

*	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.

14:30 p.m. (CET)	CONFERENCE CALL & WEBCAST

The quarterly results will be reviewed by management.

The presentation and a webcast of the conference call will be available on our website: en.sanofi-aventis.com.

The presentation will be followed by a Q&A session.

CALL IN NUMBERS	France	+33 (0)1 72 00 09 91

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